SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Number

99.1	Resignation of Supervisor.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: September 30, 2019	By:	/s/ Guo Xiaojun
	Name:	Guo Xiaojun
	Title:	Secretary to Board of Directors

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Announcement on Resignation of Supervisor

The board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) announces that on 30 September 2019, the supervisory committee (the “Supervisory Committee” ) of the Company received the notice of resignation from Ms. Li Xiaoxia (“Ms. Li”), an employee supervisor of the Company, tendering her resignation from her position as an employee supervisor of the Supervisory Committee due to other work arrangements. Given that the departure of Ms. Li will result in the proportion of employee supervisors in the Supervisory Committee falling below the statutory requirement, according to regulations in the Company Law and the Articles of Association of the Company, Ms. Li’s notice of resignation will take effect after the new employee supervisor has been appointed to fill the vacancy caused by her resignation. The Supervisory Committee will complete the by-election of employee supervisor as soon as possible in accordance with the relevant regulations. Ms. Li has confirmed that she has no disagreement with the Supervisory Committee and the Board and there are no matters relating to her resignation that need to be brought to the attention of the shareholders of the Company.

The Supervisory Committee expresses its appreciation for Ms. Li’s valuable contribution during her tenure of service.

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Guo Xiaojun Joint Company Secretary

Shanghai, the PRC, 30 September 2019